May 23, 2013

VIA ELECTRONIC TRANSMISSION

AND COURIER

Ms. Peggy Kim, Special Counsel

Ms. Alexandra M. Ledbetter, Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Alcatel-Lucent USA Inc.
Schedule TO-I filed May 14, 2013
SEC File No. 005-49163
Alcatel Lucent
Schedule TO-I filed May 14, 2013
SEC File No. 005-51225

Dear Ms. Kim and Ms. Ledbetter:

On behalf of Alcatel-Lucent USA Inc. (formerly known as Lucent Technologies Inc.), a Delaware corporation (the “Company”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (the “Parent Guarantor”), and the Parent Guarantor, we are hereby providing the following responses to your comment letter, dated May 17, 2013 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on May 14, 2013, with respect to the right of each holder (each “Holder”) of Company’s 2.875% Series B Convertible Senior Debentures due 2025 (the “Debentures”) to sell and the obligation of the Company to purchase the Debentures pursuant to the Indenture, dated as of June 4, 2003, between the Company and BNY Mellon (formerly known as The Bank of New York), as trustee, as amended and supplemented by each of the First Supplemental Indenture, dated as of June 4, 2003, the Second Supplemental Indenture, dated as of November 3, 2006 and the Third Supplemental Indenture, dated as of December 29, 2006 (as amended and supplemented, the “Indenture”)

To assist your review, we have retyped the text of the Staff’s comments in italics below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013 (as amended or supplemented from time to time, the “Company Purchase Notice”), respectively. All capitalized terms used but not defined herein have the meanings ascribed to them in the Company Purchase Notice.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Ms. Peggy Kim, Special Counsel

Ms. Alexandra M. Ledbetter, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2013

The responses and information described below are based upon information provided to us by the Company.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Schedule TO. The Schedule TO has been amended in response to the Staff’s comments.

General

Notice of Offer to Purchase

1.	Refer to the following statement on page 4: “This Company Purchase Notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the ‘Securities Act’), and Section 21E of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’).” Notwithstanding the qualification several lines down on the same page, this reference to the safe harbor provisions of the Private Securities Litigation Reform Act is inappropriate because the Act, by its terms, is inapplicable to tender offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. Please revise the disclosure accordingly.

Pursuant to Amendment No. 1, the Company and the Parent Guarantor have amended the section entitled “Cautionary Note Regarding Forward-Looking Statements” on page 4 of the Company Purchase Notice to delete the reference to the Private Securities Litigation Reform Act.

2.	Refer to the following sentence on page 5: “Pursuant to the Indenture, the Debentures are subject to redemption prior to June 20, 2013, upon the events described in the Indenture, and at our option on or after June 20, 2013.” Please revise to disclose that the company will not redeem the debentures until the expiration of at least ten business days after the date of termination of the put option tender offer, or advise us. See Exchange Act Rule 13e-4(f)(6).

Pursuant to Amendment No. 1, the Company and the Parent Guarantor have amended the section entitled “2. Information Concerning the Debentures—2.2 Redemption at the Option of the Company” on page 5 of the Company Purchase Notice to disclose that the Company will not exercise its option to redeem the Debentures until at least the tenth Business Day after the Expiration Date.

3.	Refer to the following statement on page 6: “Assuming no Event of Default has occurred and is continuing, our purchase of validly surrendered Debentures is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Company Purchase Notice being satisfied.” Please revise to disclose the events of default which may constitute conditions to the put option tender offer.

Ms. Peggy Kim, Special Counsel

Ms. Alexandra M. Ledbetter, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2013

Pursuant to Amendment No. 1, the Company and the Parent Guarantor have amended the section entitled “3. Information Concerning the Put Option—3.1 Our Obligation to Purchase the Debentures” on page 6 of the Company Purchase Notice to disclose the events of default which may constitute conditions to the put option tender offer.

4.	Refer to the following statement on page 9: “…all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Debentures pursuant to the procedures described in this Company Purchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.” Please revise to disclose that security holders may challenge the company’s determinations in a court of competent jurisdiction.

Pursuant to Amendment No. 1, the Company and the Parent Guarantor have amended the section entitled “4. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase—4.2 Agreement to be Bound by the Terms of the Put Option” on page 9 of the Company Purchase Notice to delete the language indicating that such determinations of validity, form, eligibility or acceptance will be made in the Company’s sole discretion and will be “final and binding on all parties.” The Company and the Parent Guarantor have replaced such language with a statement that although the Company will make sure determinations, “such determinations may be challenged by the applicable Holder(s), and only determinations by a court of competent jurisdiction will be final and binding.”

The undersigned, on behalf of each of the Company and the Parent Guarantor, hereby acknowledges that:

•	the Company and the Parent Guarantor are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company and the Parent Guarantor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim, Special Counsel

Ms. Alexandra M. Ledbetter, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2013

Please contact me at (212) 969-3082 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Very truly yours,

/s/ Lauren K. Boglivi, Esq.
Lauren K. Boglivi, Esq.

cc:	Alcatel-Lucent USA Inc.
Alcatel Lucent